Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001, Poland
Telephone: +48 601 212 388
altimogroupcorp@gmail.com

July 15, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: H.Roger Schwall, Assistant Director

Re:	Altimo Group Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed May 7, 2013 File No. 333-188401

Dear Mr. Schwall:

Altimo Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amendment") in response to the Commission's comments, dated June 4, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 7, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.
 Your filing contains a number of inconsistencies, such as disclosure relating to the number of shares sold and outstanding, the duration of the proposed offering, the price of your equipment, the amount of funding needed over the next 12 months and your lease costs. It also contains a number of unsupported assertions such as the potential profit profile of your business plan. We will cite examples of such items in the following comments, but to eliminate the need for us to issue repetitive comments, please provide support for all such assertions, eliminate inconsistent and inaccurate disclosure, and make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Response:  The disclosure has been revised throughout the Amendment to eliminate inconsistent disclosure and to provide support or delete unsupported assertions

2.	Please revise your prospectus disclosure to reconcile the following statements:

•
At pages 2 and 6, you suggest that the shares will be offered for no more than 240 days, but at page 20 you state that you “expect to complete our public offering within 12 months after the effectiveness of our registration statement”;

•
At page 6 you refer to 10,000,000 shares of common stock issued and outstanding, at page 34 you indicate that present stockholders [sic] will own approximately 50% of your outstanding shares post-offering, and at page 24 you state that you “have sold 10,000,000 shares of common stock to our sole officer and director for net proceeds of $10,000.” However, the balance of the disclosure throughout the prospectus suggests that Mr. Tomaszewski purchased 8,000,000 shares for $8,000, which would result in his owning 44% post-offering, assuming all 10,000,000 shares offered are sold; and

•
At an assumed 25% of the maximum offering, despite budgeting less than $21 per month for “salary” (page 16), you suggest at page 26 that your staff (one employee?) would be capable of potentially generating $360 of revenue per hour, selling 180 frozen yogurts per hour from your one machine, or one sale every 20 seconds.

Response:  The disclosure has been revised to reconcile inconsistencies and to state on the cover page of the prospectus and on pages 3 and 19 that the shares will be offered for a period of 240 days from the effectiveness of the prospectus and that on pages 15, 16, 17, 25 and 34, that Mr. Tomaszewski purchased 8,000,000 shares for $8,000. The reference regarding the potential revenues based upon the technical specifications of the yogurt machines has been deleted on page 28.

3.	Revise to eliminate “puffing” or subjective statements or provide us with independent supplemental support for all such assertions, including the following:

•	“frozen yogurt snack food” is “famous” (page 25 and elsewhere);

•	“frozen yogurt … will only gain its popularity [in Poland] with time like it did in North America” (page 25);

•	“Frozen yogurt is the most unique tasting product in the better-for-you frozen desserts industry” (page 26);

•	The “current market price” for frozen yogurt [in Poland?] is “$3.50/cup” (page 21); and

•
“The Company believes that all commercially reasonable efforts have been made to minimize the risks attendant with the departure by key personnel from service” (page 11), particularly in light of having only one (at-will) employee who is also your sole stockholder.

Response: The referenced disclosure has been revised to eliminate puffery.

Cover Page

4.	Please revise the prospectus cover page to move the table of proceeds to the body of your prospectus.

Response: The prospectus cover page has been revised to move the table of proceeds to the use of proceeds section in the prospectus.

Management’s Discussion and Analysis or Plan of Operation, page 19

5.
We note your disclosure stating that in order to implement your plan of operations for the next twelve month period, you require a minimum of $50,000 from the offering. Please reconcile this with your disclosure on page 5 stating that you will require a minimum funding of $25,000.

Response:  The disclosure has been revised and states on pages 1, 18, 25 and 26 that $25,000 will be needed to implement the Company’s business plan for the next 12 months.

Purchase frozen yogurt machines SS100 and supplies, page 21

6.
We note your disclosure of estimated costs under this heading to be between $7,000 and $28,000. Please reconcile this information with your disclosure on page 26 indicating that the price of the frozen yogurt machine you agreed to purchase from Forte Supply- Boulder is $8,099.

Response: The referenced disclosure has been revised to indicate that the price of the frozen yogurt machine which the Company agreed to purchase from Forte Supply-Boulder is $8,099. This change has also been made on pages 14, 15, 19, 21, 23 and 27.

Commence marketing campaign, page 22

7.
You indicate that if you sell either 75% or 100% of the shares offered, you will spend $4,500 or $8,000 on a marketing campaign. Reconcile that statement with the estimated costs of $800 to $7,400 mentioned in the introductory language under this heading.

Response: The disclosure has been revised in the heading to indicate that $8,000 may be spent on marketing if 100% of the shares in the offering are sold.

Expenses, page 22

8.
Please expand your disclosure of other expenses to clarify the extent to which you plan to ship supplies other than the yogurt machines to Poland from the United States or elsewhere to indicate the basis for your estimated costs.

Response: The referenced disclosure has been expanded to indicate that the only other supplies that the Company will ship will be frozen yogurt mix from the US to Poland.

Liquidity and Capital Resources, page 24

9.
Please reconcile your disclosure stating that as of March 31, 2013 your liabilities included $6,479.20 owed to Forte Supply with the absence of such reporting in your Balance Sheet on page F-2. If you had taken possession of a machine or otherwise incurred a liability prior to March 31, 2013, the transaction would need to be reported in your financial statements to comply with GAAP. Please revise your accounting and disclosure as necessary to clarify the status and terms of your agreement with Forte Supply.

Response: The reference to an amount owed to Forte Supply under the Liquidity and Capital Resources section has been deleted. The Company has not taken possession of the yogurt maker and therefore such amount does not appear in its balance sheet as a liability.

10.
We note your disclosure stating that you sold 8,000,000 shares of common stock at a price of $0.01 per share, for aggregate proceeds of $8,000. Given your financial reporting on page F-4, it appears the per share amount should be $0.001. Please revise disclosures throughout your filing as necessary to clarify.

Response: The disclosure has been revised on pages 16, 17 and 25 to indicate that the per share amount at which our current shareholder purchased shares is $0.001.

Description of Business, page 25

Need for Government Approval on Principal Products or Services, page 27

11.
We note the disclosure in this section and under “Government Regulation” at page 28. Provide expanded disclosure describing all the material requirements or regulations of the local, regional, and national authorities regarding the importation and sale of food products, or explain the basis for your suggestion that no such government approval is necessary or will have a material impact on your planned business.

Response: The disclosure has been revised to provide information about the approval process for the importation and sale of yogurt into Poland.

Verbal Agreement with Forte Supply, page 26

12.
Explain why you refer to the contract as a “verbal contract” at page 26, but you indicate at page 21 that on March 23 you “paid 20% retainer ($1,619.80 USD) according to the signed Sales Agreement.” In this regard, please tell us whether Exhibit 10.2 is the actual Sales Agreement or a summary of the Sales Agreement. Also explain why you suggest at page 26 that the cost of the first such machine is to be “$7,000 including delivery and whole package,” while indicating elsewhere (including in the written agreement you filed as exhibit 10.2) that the purchase price is $8,099, 20% of which would be $1,619.80.

Response: The document filed as Exhibit 10.2 is a summary of the material terms governing the purchase and delivery of the Company’s first frozen yogurt machine. The cost of such machine is $8,099 (including delivery) and the disclosure has been revised to indicate this amount on pages 14, 15, 19, 21, 23 and 27.

13.	Please advise whether the frozen yogurt machine has been delivered to you and, if not, why not.

Response:  The Company paid a 20% advance of the purchase price for the frozen yogurt machine but has not taken delivery of the yogurt machine. Upon payment of the entire cost of the machine of $8,099, the machine will need to be pre-ordered, a final invoice generated and the machine shipped which is currently anticipated to occur within the next 2-3 months.

Lease Agreement, page 27

14.
We note your disclosure, concerning your lease agreement with Leszek Piekut, President of “PDT,” in the fifth paragraph stating that for the second and third year of the agreement the annual rent is $3,600. Please reconcile this with the terms in your Lease Agreement filed as Exhibit 10.1 indicating that for the second and third year of the agreement the annual rent is $4,800 plus applicable taxes.

Response: The Company has amended and restated the Lease Agreement to include the correct agreed upon annual rental of $3,500. Such amended and restated agreement has been filed as Exhibit 10.3 to the Amendment.

Exhibits, page 43

15.	Please list Exhibit 10.2 in your exhibit index.

Response: The Exhibit Index has been revised to include Exhibit 10.2.

16.
Please file as exhibits a written description of all material oral contracts with Mr. Tomaszewski, including those relating to the loans and future advances you discuss at pages 15, 16, and 31. Please see Item 601(b)(10)(iii) of Regulation S-K.

Response:  In accordance with Item 601(b)(10)(iii) of Regulation S-K, a description of the material oral contract with Mr. Tomaszewski is filed as Exhibit 10.4 to the Amendment.

Note 2- Financial Statements - Summary of Significant Accounting Policies, page F-6

17.	Please revise your disclosure on page 25 or under this heading to clarify whether April 30 or March 31 has been selected as your fiscal year-end.

Response:  The disclosure on page 26 has been revised to indicate that the Company’s fiscal year is March 31.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and email addresses.

Very truly yours,

/s/ Marek Tomaszewski
Marek Tomaszewski